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                              August 3, 2022

       Todd Lowen
       Chief Financial Officer and Chief Operating Officer
       The Music Acquisition Corporation
       9000 W. Sunset Blvd #1500
       Hollywood, CA 90069

                                                        Re: The Music
Acquisition Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 24,
2022
                                                            File No. 001-39985

       Dear Mr. Lowen:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed March 24, 2022

       Report of independent registered public accounting firm, page F-2

   1. We note your audit opinion does not reference the balance sheet as of December 31,
                                                        2020. Please have your
auditor revise its opinion to include the balance sheet as of
                                                        December 31, 2020 which
is required pursuant to Rule 8-02 of Regulation S-X. Please
                                                        amend your filing to
include such revised audit opinion. Please note that when you file your amendment, new
certifications should be filed and all amended Items should be filed in their entirety.
       General

   2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, please revise your disclosure in future filings to include
disclosure that addresses how this fact could impact your ability to complete your initial
business combination. For instance, discuss the risk to investors that
 Todd Lowen
The Music Acquisition Corporation
August 3, 2022
Page 2
         you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 with any questions.



FirstName LastNameTodd Lowen                                  Sincerely,
Comapany NameThe Music Acquisition Corporation
                                                              Division of
Corporation Finance
August 3, 2022 Page 2                                         Office of Real
Estate & Construction
FirstName LastName